                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF
                                      THE
                         SECURITIES EXCHANGE ACT OF 1934


For the transition period from ______________________to_________________________
Commission file number 000-31207


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  First Northern Savings Bank 401(k) Savings Plan
                  201 N. Monroe Avenue
                  P.O. Box 23100
                  Green Bay, WI  54305-3100

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Bank Mutual Corporation
                  4949 W. Brown Deer Road
                  P.O. Box 245034
                  Milwaukee, WI  53224-9534

                                   SIGNATURES


                  The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                            FIRST NORTHERN SAVINGS BANK
                                            401(K) SAVINGS PLAN

         Date:   June 26, 2001

                                            /s/ MICHAEL D. MEEUWSEN
                                            ------------------------------------
                                            Michael D. Meeuwsen, Trustee


                                            /s/ RICK B. COLBERG
                                            ------------------------------------
                                            Rick B. Colberg, Trustee


                                            /s/ MARLA J. CARR
                                            ------------------------------------
                                            Marla J. Carr, Trustee

                                                     FIRST NORTHERN SAVINGS BANK
                                                             401(K) SAVINGS PLAN
                                                            Green Bay, Wisconsin


                                                        FINANCIAL STATEMENTS AND
                                                           SUPPLEMENTAL SCHEDULE
                                          Years Ended December 31, 2000 and 1999

                                                     FIRST NORTHERN SAVINGS BANK
                                                             401(K) SAVINGS PLAN

                                  FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
                                          Years Ended December 31, 2000 and 1999




                                TABLE OF CONTENTS




INDEPENDENT AUDITOR'S REPORT................................................................................................1

FINANCIAL STATEMENTS
     Statements of Net Assets Available for Benefits........................................................................3
     Statements of Changes in Net Assets Available for Benefits.............................................................4
     Notes to Financial Statements..........................................................................................5

SUPPLEMENTAL SCHEDULE
     Schedule 1 - Schedule H, Item IV(i) - Schedule of Assets Held for Investment Purposes.................................11



                              [WIPFLI LETTERHEAD]








                          INDEPENDENT AUDITOR'S REPORT





Board of Trustees
First Northern Savings Bank
 401(k) Savings Plan
Green Bay, Wisconsin


We have audited the accompanying statements of net assets available for benefits of First Northern Savings Bank 401(k) Savings Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2000, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of assets held for investment purposes that accompanies the Plan's financial statements does not disclose the historical cost of certain plan investments held by the Plan's trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.




Wipfli Ullrich Bertelson LLP


May 15, 2001
Green Bay, Wisconsin

                                                     FIRST NORTHERN SAVINGS BANK
                                                             401(K) SAVINGS PLAN

                                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                                      December 31, 2000 and 1999



----------------------------------------------------------------------------------------

                                                         2000                1999
----------------------------------------------------------------------------------------

ASSETS

Investments                                             $10,495,453          $9,545,351
Receivable - Employer contribution                          313,322             337,722
----------------------------------------------------------------------------------------

Net assets available for benefits                       $10,808,775          $9,883,073
========================================================================================
















See accompanying notes to financial statements.                                3

                                                     FIRST NORTHERN SAVINGS BANK
                                                             401(K) SAVINGS PLAN

                      STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                          Years Ended December 31, 2000 and 1999

------------------------------------------------------------------------------------------------------------------------------------

                                                                                              2000                1999
------------------------------------------------------------------------------------------------------------------------------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net appreciation in fair value of investments                                                   $1,168,962                  $0
Interest and dividends                                                                             168,448             162,593
------------------------------------------------------------------------------------------------------------------------------------

Total investment income                                                                          1,337,410             162,593
------------------------------------------------------------------------------------------------------------------------------------

Contributions:
Participant                                                                                        434,790             375,821
Employer                                                                                           402,982             438,576
Rollover                                                                                            10,210              12,535
------------------------------------------------------------------------------------------------------------------------------------

Total contributions                                                                                847,982             826,932
------------------------------------------------------------------------------------------------------------------------------------

Total additions                                                                                  2,185,392             989,525
------------------------------------------------------------------------------------------------------------------------------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Net depreciation in fair value of investments                                                            0             319,706
Benefits paid to participants                                                                    1,257,900             328,235
Administrative expenses                                                                              1,790               1,251
------------------------------------------------------------------------------------------------------------------------------------

Total deductions                                                                                 1,259,690             649,192
------------------------------------------------------------------------------------------------------------------------------------

Net additions                                                                                      925,702             340,333
Net assets available for benefits at beginning                                                   9,883,073           9,542,740
------------------------------------------------------------------------------------------------------------------------------------

Net assets available for benefits at end                                                       $10,808,775          $9,883,073
====================================================================================================================================



See accompanying notes to financial statements.                                4

                                                     FIRST NORTHERN SAVINGS BANK
                                                             401(K) SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS




NOTE 1   PLAN DESCRIPTION

         The following description of First Northern Savings Bank 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

         GENERAL

         The Plan is a defined contribution 401(k) retirement savings plan covering substantially all employees of First Northern Savings Bank and its wholly owned subsidiaries (the "Bank") (a wholly owned subsidiary of Bank Mutual Corporation) who have been employed for one year and are 21 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan is administered by certain officers of the Bank.

         EMPLOYEE CONTRIBUTIONS

         Participants may elect to defer a portion of their cash compensation (up to the lesser of 15% of annual compensation or $10,500 in 2000 and $10,000 in 1999) and contribute this amount to the Plan. Amounts contributed are deducted from gross wages for each payroll period and are remitted to the Plan in accordance with the investment options selected by the participant.

         EMPLOYER CONTRIBUTIONS

         The Bank makes matching contributions equal to 50% of the employee's contributions. Employee contributions over 4% of annual cash compensation are not matched. Matching contributions are funded at each payroll date along with employee contributions. The Bank also makes an annual contribution equal to 3% of each qualified participant's annual cash compensation. In addition, the Bank, at its discretion, may make certain additional contributions as determined by the Board of Directors of the Bank.

         PARTICIPANTS' ACCOUNTS

         Each participant's account is credited with the participant's contributions, the Bank's matching, annual and discretionary contributions, and plan earnings (based on participant's investment election and account balance).

                                                     FIRST NORTHERN SAVINGS BANK
                                                             401(K) SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS


NOTE 1   PLAN DESCRIPTION (Continued)

         PARTICIPANT LOANS

         Participants may borrow from their fund accounts a minimum of $1,000 to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with similar type loans made by the Bank. Principal and interest are paid ratably through monthly payroll deductions.

         VESTING

         All employee contributions are 100% vested immediately. Employer contributions vest at 25% after two years of service, 50% after three years of service, and 100% after four years of service. In addition, there is full vesting upon normal retirement at age 65, death, or disability. Amounts forfeited are aggregated and used to offset future employer contributions.

         EXPENSES OF THE PLAN

         Administrative expenses charged by Principal Mutual Life Insurance Company, investment advisory fees, and substantially all other expenses incurred in conjunction with the Plan are paid by the Bank. Certain administrative expenses and withdrawal charges are paid out of plan assets.

         PAYMENT OF BENEFITS

         Plan benefits are available at normal retirement, deferred retirement, early withdrawal, disability retirement, death, or termination of employment.

         Participants may elect to receive benefit payments in the form of a lump-sum distribution or in installments.

         PLAN TERMINATION

         The Bank has reserved the right to terminate the Plan at any time. In the event of termination, all amounts credited to participants' accounts will be distributed to participants in accordance with the Plan's provisions.

                                                     FIRST NORTHERN SAVINGS BANK
                                                             401(K) SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS


NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         METHOD OF ACCOUNTING

         The accounting records of First Northern Savings Bank 401(k) Savings Plan are maintained on the accrual basis of accounting in accordance with generally accepted accounting principles.

         USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

         The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from these estimates.

         INVESTMENT VALUATION

         Investments are stated at fair value. Investments in the Principal Financial Group's Pooled Separate Accounts are carried at fair value which represents the quoted market price of the underlying investments. For investments in securities which do not have an established market, the trustee of the Plan establishes a fair value. The Guaranteed Interest Accounts include funds under group annuity contracts. The contracts are stated at fair market value, which is determined by adjusting the contract value for differences between the current market interest rate and the interest rate on the account. The fair value of First Northern Capital Corporation's common stock and Bank Mutual Corporation's common stock are their quoted market price. Security transactions are accounted for on the trade-date basis (the date the order to buy or sell is executed).

         Both realized and unrealized appreciation or depreciation is reflected for the year in the statement of changes in net assets available for benefits. Gains or losses on security transactions are recorded as the difference between proceeds received and the carrying value of the investments. Interest income is recognized on the accrual method, and dividend income is recorded on the ex-dividend date.

                                                     FIRST NORTHERN SAVINGS BANK
                                                             401(K) SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

NOTE 3   INVESTMENTS

         The following is a schedule of investments that individually represent 5% or more of the Plan's net assets at December 31:



                                                             2000                               1999
                                             ---------------------------------  ----------------------------------
                                                   Asset Fair     Percent of         Asset Fair         Percent of
                                                      Value       Net Asset             Value           Net Assets
         ---------------------------------------------------------------------------------------------------------

         Principal Stable Value Account              $554,428             5.1            $34,853              0.4
         Principal Small Company
         Blend Account                              1,331,181            12.3          1,286,849             13.0
         First Northern Capital
         Corporation Stock                                  0             0.0          3,271,980             33.1
         Principal U.S. Stock Account                       0             0.0          2,986,334             30.2
         Principal Large Company
         Blend Account                              1,893,113            17.5                  0              0.0
         Principal Small Company
         Growth Account                               732,641             6.8                  0              0.0
         Principal Medium Company
         Growth Account                             1,063,064             9.8                  0              0.0
         Principal Large Company
         Growth Account                             1,286,974            11.9                  0              0.0
         Bank Mutual Corporation
         Stock                                      1,786,550            16.5                  0              0.0


         During 2000 and 1999, the Plan's investments (including investments bought or sold during the year as well as those held at the end of the year) appreciated (depreciated) as follows:



                                                                  2000                1999
         ------------------------------------------------------------------------------------------

         Pooled Separate Accounts                                 ($607,784)          $349,229
         First Northern Capital Corporation Stock                 1,874,923           (668,935)
         Bank Mutual Corporation Stock                              (98,177)                 0
         ------------------------------------------------------------------------------------------

         Net appreciation (depreciation)                         $1,168,962          ($319,706)
         ==========================================================================================


                                                     FIRST NORTHERN SAVINGS BANK
                                                             401(K) SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS


NOTE 4  TRANSACTIONS WITH PARTIES-IN-INTEREST

        First Northern Savings Bank serves as the sponsor of the Plan. As of December 31, 1999, First Northern Savings Bank was a wholly owned subsidiary of First Northern Capital Corporation (FNGB). In November 2000, First Northern Savings Bank completed a merger with Bank Mutual Corporation. As of December 31, 2000, First Northern Savings Bank is a wholly owned subsidiary of Bank Mutual Corporation. The Plan had the following transactions with these parties-in-interest:


                                                                                2000                1999
       ----------------------------------------------------------------------------------------------------------

       Purchases of stock:
         Number of shares of FNGB stock                                         44,444              39,904
         Value of shares on transaction dates                                 $524,705            $457,016

         Number of shares of Bank Mutual Corporation stock                         882                   0
         Value of shares on transaction dates                                   $8,697                  $0

       Sales of stock:
         Number of shares of FNGB stock                                         36,002               2,063
         Value of shares on transaction dates                                 $459,037             $22,193

         Number of shares of Bank Mutual Corporation stock                       2,702                   0
         Value of shares on transaction dates                                  $22,471                  $0

       Transfers of FNGB stock:
         Number of shares                                                            0               2,383

       Exchange of common stock:
         FNGB shares exchanged                                                 348,388                   0
         Bank Mutual Corporation shares received                               189,854                   0

       Dividend income received on FNGB stock                                 $116,830            $129,193

       Plan administrative expenses paid by the Bank                           $18,531             $18,936



                                                     FIRST NORTHERN SAVINGS BANK
                                                             401(K) SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS



NOTE 4  TRANSACTIONS WITH PARTIES-IN-INTEREST (Continued)

        At December 31, 2000 and 1999, the Plan held 188,034 shares and 0 shares, respectively, of Bank Mutual Corporation common stock. Also at December 31, 2000 and 1999, the Plan held 0 shares and 339,946 shares, respectively, of FNGB common stock.




NOTE 5  TAX-EXEMPT STATUS OF THE PLAN

        On January 26, 1993, the Internal Revenue Service declared the Plan is qualified pursuant to Section 401 of the Internal Revenue Code. Plan management believes any amendments and events since the effective date of the last Internal Revenue Service determination letter do not affect the qualified status of the Plan. Accordingly, the Plan is exempt from federal and state income taxes under current provisions of their respective laws.

                                                           SUPPLEMENTAL SCHEDULE
--------------------------------------------------------------------------------

                                                     FIRST NORTHERN SAVINGS BANK
                                                             401(K) SAVINGS PLAN
                                           Plan's EIN #39-0318280      Plan #002

                   SCHEDULE 1 - SCHEDULE H, ITEM IV(I) - SCHEDULE OF ASSETS HELD
                                                         FOR INVESTMENT PURPOSES
                                                               December 31, 2000

------------------------------------------------------------------------------------------------------------------------------------
  IDENTITY OF ISSUE, BORROWER,   DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF       COST        CURRENT VALUE
    LESSOR, OR SIMILAR PARTY            INTEREST, COLLATERAL, PAR, OR MATURITY VALUE
------------------------------------------------------------------------------------------------------------------------------

Principal Financial Group        Guaranteed Interest Accounts:
                                      Maturing December 31, 2000                                      $N/A**         $105,818
                                      Maturing December 31, 2001                                         N/A          127,270
                                      Maturing December 31, 2002                                         N/A          136,904
                                      Maturing December 31, 2003                                         N/A          134,214

Principal Financial Group        Pooled Separate Accounts:
                                      44,543.6996 shares - Principal Stable Value Account                N/A          554,428
                                      343.1179 shares - Principal Bond and Mortgage Account              N/A          188,332
                                      23,362.8908 shares - Principal Stock Emphasis                      N/A          501,514
                                      Balanced Account
                                      9,963.3065 shares - Principal Large Cap Stock Index                N/A          465,436
                                      Account
                                      4,552.6729 shares - Principal International Stock                  N/A          174,742
                                      Account
                                      30,949.4113 shares - Principal Small Company Blend                 N/A        1,331,181
                                      Account
                                      83,395.7904 shares - Principal Large Company Blend                 N/A        1,893,113
                                      Account
                                      41,153.0580 shares - Principal Small Company Growth                N/A          732,641
                                      Account
                                      42,003.7439 shares - Principal Medium Company Growth               N/A        1,063,064
                                      Account
                                      47,976.9337 shares - Principal Large Company Growth                N/A        1,286,974
                                      Account

Bank Mutual Corporation*         188,034 shares - Common stock                                           N/A        1,786,550

Participant Loans                8.0% to 10.35% notes maturing over the next four years                    0           13,272
------------------------------------------------------------------------------------------------------------------------------

                                 Total assets held for investment purposes                                        $10,495,453
==============================================================================================================================





*  Represents a party-in-interest.
** Cost information on those accounts is not available from the third-party plan administrator.

See Independent Auditor's Report.                                             11